LYNCH, CHAPPELL & ALSUP
A PROFESSIONAL CORPORATION
ATTORNEYS
THE SUMMIT, SUITE 700
300 NORTH MARIENFELD
MIDLAND, TEXAS 79701
(432) 683-3351
TELECOPIER (432) 683-8346
June 10, 2009
Via Edgar and Federal Express
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:	Tracey L. McNeil, Division of Corporation Finance

Re:	Parallel Petroleum Corporation From 10-K for the Fiscal Year Ended December 31, 2008 Filed February 23, 2009 Response Letter filed May 12, 2009 File No. 000-13305
Dear Ladies and Gentlemen:
     We write this letter on behalf of Parallel Petroleum Corporation (the “Company”) to respond to the comment letter received from the Staff on May 28, 2009 (the “Comment Letter”), relating to Parallel’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (“Parallel’s 10-K”) and to our response letter filed May 12, 2009.
     We have numbered each of the responses to correspond to the numbering of the comments in the Comment Letter. For your convenience, we have repeated each comment (in bold type) immediately preceding the corresponding response.

Securities and Exchange Commission
June 10, 2009

Form 10-K for the Fiscal Year Ended December 31, 2008
Engineering Comments
Business, page 1
About Our Business and Strategy, page 5
1.	We have reviewed your responses to prior comments one and two, indicating that you intend to refrain from disclosing reserve replacement figures in future filings, rather than provide clarifying disclosure. We understood from your earlier response to comments four and six that you would disclose annual reserve replacement percentages or ratios in future filings because you believed this would be helpful and would serve to clarify your prior disclosure. Tell us if you have concluded that reserve replacement is no longer a meaningful concept for describing your results of operations; and if so how you would address this change in transitioning away from prior disclosure.
Response No. 1
The Staff’s understanding of the Company’s previous response to comments four and six in the Staff’s March 31, 2009 letter is correct. As the Staff further correctly points out, the Company, in response to comments one and two in the Staff’s April 28, 2009 letter, subsequently proposed to delete all references to reserve replacement ratios and percentages. This reversal in the Company’s response to the Staff’s comments was not the result of a determination by the Company that reserve replacement measures are not a useful internal tool for helping gauge the Company’s drilling success, but instead was the result of the Company’s belief, after having prepared drafts of additional clarifying disclosures, that the additional clarifying disclosures (including descriptions of measures such as relative exploratory, development and property acquisition costs, changes in reserves associated with changes in commodity prices and other factors) seemed to add more confusion than clarity, in comparison to the more traditional disclosures presented in accordance with SFAS No. 69, “Disclosures about Oil and Gas Producing Activities”. Additionally, and as described in the Company’s response to comment two in the Staff’s April 28, 2009 letter, the absolute year-over-year reserve quantities since 2000 will be disclosed, which reveals the trend in the Company’s reserves, along with the reasons for the changes in proved reserves from year to year. These disclosures, while not expressed in ratios or percentages, will provide investors with essentially the same type of information as the ratios and percentages which the Company proposes to omit. Consequently, Parallel believes that removing the reserve replacement ratios and not using the measure in future filings would be the most appropriate course of action.

Securities and Exchange Commission
June 10, 2009

For transition purposes, the Company would note that part of its internal evaluation of success in growing and maintaining reserves is based upon internally prepared reserve measures, without referencing specific percentages or ratios.
Financial Statements
Supplemental Oil and Natural Gas Reserve Data, page F-45
2.	We have reviewed your response to prior comment three, regarding the delay in producing the secondary reserves from the “second” waterflood project, explaining that the unitization process is still underway. Tell us why you believe that such reserves meet the test of reasonable certainty, given that you have not yet obtained the necessary approvals from the co-owners and royalty owners for the unitization agreement. Please tell us also the incremental reserves associated with this project, indicate your position on materiality, and submit any information that you believe should be considered in support of your reserve determination.
Response No. 2
The Company believes that it has met the test of reasonable certainty contained in Rule 4-10(a) of Regulation S-X for reserves associated with its Carm-Ann waterflood project because of having established that the reserves exist to a reasonable certainty by performing two separate waterflood studies and the Company intends to complete the waterflood, with or without unitization.
Reserve Existence - The Company has two studies on its planned Carm-Ann field waterflood, one of which was commissioned by the Company. The two studies were prepared by separate independent reservoir engineering firms, including T. Scott Hickman and Associates (“Hickman”), Midland, Texas, and Bill Cobb and Associates (“Cobb”), Dallas, Texas. The study prepared by Cobb was commissioned by the Company. In each case, the firms utilized volumetric analysis, decline curve analysis and field analogous performance to arrive at anticipated secondary to primary reserve ratios. Cobb, who performed the engineering for the unitization effort, also incorporated reservoir computer modeling. The reports of both firms show secondary to primary ratios in excess of the level at which the Company recognized proved reserves in its December 31, 2008 reserve estimates. Based on the evaluations provided by these respected consulting firms and the extensive secondary recovery experience of the Company’s own technical staff, the Company has a very high level of confidence that the waterflood reserves, as currently reflected in its reserve estimates, will be recovered.
Waterflood Implementation - There are two avenues by which waterflood implementation

Securities and Exchange Commission
June 10, 2009

may occur. The first would be through unitization whereby royalty and working interests are normalized across a multi-lease project area. The advantages derived from unitization or lease consolidation are simplification of production reporting, revenue distribution and joint interest billing since it results in a single accounting entity. Operational efficiencies are also gained since consolidation of multiple surface fluid handling facilities is permitted. Delays incurred to date have been the result of the complexity and volume of ownership title confirmation work. Despite these delays, the Company believes that unitization will be successful.
The Company continues to proceed with the process of preparing the properties for waterflood and the unitization process. To date, preparatory work has included the drilling of 33 new wells and 25 well workovers. In addition, reservoir engineering work has been completed, as has mineral and working interest title work. Ownership participation factors have been determined and mineral owner and working interest owner election ballots are scheduled for mailing within the next few weeks. Upon receiving sufficient working interest and mineral interest approval the Company will apply to the Texas Railroad Commission for unitization. The Company anticipates full approval and initiation of water injection before March 1, 2010. As most mineral owners and working interest owners are well aware of the economic advantages of waterflood operations in this area, the Company is highly confident that unitization will be approved.
Majority working interest ownership, operatorship and control of the Carm-Ann Field assets was acquired by the Company in 2004 expressly for the ultimate purpose of waterflood implementation. If the Company does not achieve unitization, which is not a prerequisite to waterflood, the Company still intends to proceed with the Carm-Ann waterflood on a lease basis, whereby all individual leases in the project area remain as independent operational, reporting and accounting entities. From a technical standpoint, there is no difference in ultimate reserve recovery. However, the disadvantages of this second avenue are the loss of the operational and accounting efficiencies described above. Mineral interest approval is not required under this second avenue. From a regulatory standpoint, the only approvals required from the Texas Railroad Commission will be for individual well injection permits. Accordingly, under commodity pricing and cost levels at December 31, 2008, as well as current pricing and costs, the Company has no reason to believe that the certainty of waterflood implementation is anything other than absolute.
The following table illustrates the proved undeveloped reserves associated with this project

Securities and Exchange Commission
June 10, 2009

and their relative materiality in comparison to the Company’s total proved reserves as of December 31, 2008:

	Oil	Natural Gas	BOE	PV 10 Value
	(mbbls)	(mmcf)	(mbbls)	(in thousands)
Total Proved Reserves	21,206	71,833	33,179	$309,607

Carm-Ann reserves associated with waterflood	2,191	1,198	2,391	$10,623

Percentage of Proved Reserves	10.3%	1.7%	7.2%	3.4%
For the Staff’s further assistance, a copy of the Cobb waterflood study is enclosed with this letter.
          If any member of the Staff has questions regarding the foregoing, please contact Tommy Ortloff at (432) 683-3351 (main number) or (432) 688-1304 (direct line).
Very truly yours,
/s/ Thomas W. Ortloff
Thomas W. Ortloff
Enclosures

cc:	Tracey L. McNeil (SEC) (via Federal Express) James Murphy (SEC) (via Federal Express)

WATERFLOOD UNITIZATION STUDY
OF THE
SAN ANDRES RESERVOIR
LOCATED IN
CARM-ANN FIELD
GAINES COUNTY, TEXAS
PREPARED FOR
PARALLEL PETROLEUM CORPORATION
MARCH 11, 2009
WILLIAM M. COBB & ASSOCIATES, INC.
Worldwide Petroleum Consultants

WILLIAM M. COBB & ASSOCIATES, INC.
Worldwide Petroleum Consultants

12770 Coit Road, Suite 907	(972) 385-0354
Dallas, Texas 75251	Fax: (972) 788-5165
E-Mail: office@wmcobb.com
March 11, 2009
Mr. Jerry W. Nevans
Parallel Petroleum Corporation
1004 N. Big Spring Street, Suite 400
Midland, Texas 79701

Re:	Waterflood Unitization Study Carm-Ann Field Gaines County, Texas
Dear Mr. Nevans:
At your request, William M. Cobb & Associates, Inc. has performed a waterflood unitization study for certain leases located in Gaines County, Texas. The purpose of the study was to develop an equitable participation formula for sixteen leases such that they might be unitized to maximize remaining primary and secondary (waterflood) oil recovery for the productive San Andres reservoir.
We have performed a detailed geological and engineering study of these leases and propose a two-phase participation formula as presented in Exhibit 1. Phase I honors the remaining primary reserves while Phase II honors secondary, waterflood recovery. The following sections of this report document the methodology and results of our study.
Petrophysical Analysis
We have analyzed well logs from 60 wells on and near the subject leases, using PETCOM/POWERLOG analytical software. In the course of this analysis, we integrated extensive core data available from the McConal-Clark #8. This well was also the only well with a modern suite of open-hole logs available for detailed analysis. This key well was used to calibrate core porosity to neutron log porosity throughout the field area. The correlation from neutron log porosity (NPHI) to core porosity (NPHI_C) is illustrated in Exhibit 2 and is as follows:
NPHI_C = (4.704124E+01*NPHI+6.064257E-01)/100)
San Andres net pay was defined as intervals above the lowest known oil of -1,625 feet sub-sea where NPHI_C > 0.03 and Vcl < 0.485. Vcl (clay volume) was calculated for each well from the GR (gamma ray) curve utilizing the PETCOM curve equation. Average porosity in the pay intervals from all the analyzed wells is 4.5 percent.

Mr. Jerry W. Nevans
March 11, 2009

Resistivity logs needed to calculate water saturations (Sw) were available for the McConal-Clark #8 well only. Consequently, the water saturation for the entire field is assumed to be 32.4 percent, which is the calculated average water saturation for the pay intervals in the McConal-Clark #8 well. Petrophysical data from the analyzed wells are presented in Exhibit 3.
Geological Mapping
A net pay isopach map was prepared for the study area utilizing the net pay data (in feet) calculated from the detailed petrophysical analyses. This map was constructed using PETRA geological software and is presented in Exhibit 4. The lease tracts for the proposed Carm-Ann Unit are shown on the isopach map.
Original Oil in Place (OOIP)
Total OOIP for the proposed Carm-Ann unit is 21,475 MSTB. OOIP was calculated for each of the 16 tracts using the net acre-feet from the net pay isopach map and the following constant rock and fluid properties:
Porosity = 4.5%
Swc = 32.4%
Boi = 1.140 RB/STB
The average porosity value is a result of our analysis of well logs from 60 wells. The average water saturation comes from our analysis of the McConal-Clark #8 well as discussed above. The formation volume factor of 1.140 RB/STB was estimated using industry correlations.
Primary Production
Oil production form the San Andres reservoir was established on the subject leases in November, 1979. The San Andres reservoir is encountered at a depth of approximately 4,600 feet and has produced a total of 1,876 MBO as of January 1, 2009.
Remaining and ultimate oil production for each tract (lease) was determined by analysis of graphs of producing oil rate versus time (rate/time). Individual tract performance curves are contained in Exhibit 5, which also contains a summary curve for the entire proposed Carm-Ann Unit.
The projected ultimate primary oil recovery volumes result in primary recovery factors ranging from 1.67 percent to 19.85 percent of the individual tract OOIP values, as shown in Exhibit 6. The average primary oil recovery for the entire unit is projected to be 11.06 percent OOIP.

Mr. Jerry W. Nevans
March 11, 2009

Waterflood Recovery
We have prepared a single pattern simulation model to predict primary and secondary recovery for a “typical” San Andres five-spot pattern in the Carm-Ann field. This simulation study is documented in Appendix A of this report.
The single pattern model is 40 acres in size. For both primary and secondary cases, there are two full wells in the model such that effective well spacing is 20 acres per well. In the primary case, both wells are producers for the entire prediction. In the waterflood case, both wells are producers for 15 years, at which time one well is converted to injection.
Primary oil recovery is predicted to be about 13 percent of the model OOIP. This is consistent with the individual lease recovery values from volumetric analysis and decline curve projections.
The pattern model predicts a waterflood ultimate recovery of about 29 percent of the pattern OOIP, which, in our experience, is a reasonable value. Calculated secondary-to-primary ratio (S/P) is 1.24.
We have calculated incremental secondary oil recovery for the individual Carm-Ann tracts using an S/P ratio of 1.20. These calculations are presented in Exhibit 7.
Unitization Parameters
The goal of this report was to develop a fair and equitable participation formula for the 16 leases in the study area while maximizing future primary and secondary oil recovery from the San Andres reservoir. We have developed a two-phase formula designed to honor remaining primary reserves in Phase I and incremental secondary oil recovery in Phase II. This participation formula was shown previously in Exhibit 1.
The Phase I participation formula gives 10 percent credit to the surface acreage in each lease. Another 10 percent credit is given to each tract’s calculated OOIP. Remaining producing oil reserves (PDP) are given 40 percent credit in the Phase I formula, and 2008 oil production, which is an indication of current productivity, is given 40 percent credit. When the total remaining primary oil reserve volume of 500,171 STB is produced Phase I ends and Phase II begins. The reference point for the remaining oil volume is as of January 1, 2009.
The Phase II formula gives 75 percent credit to the calculated incremental secondary oil volume, by lease. The remaining 25 percent credit is given to useable wellbores, which is intended to recognize past capital contributions to the potential waterflood project.

Mr. Jerry W. Nevans
March 11, 2009

We appreciate the opportunity to prepare this waterflood unitization study for Parallel Petroleum Corporation. We wish the Carm-Ann San Andres owners every success with this project.

Sincerely, WILLIAM M. COBB & ASSOCIATES, INC.
/s/ Frank J. Marek
Frank J. Marek, P. E.
Senior Vice President

/s/ Brian D. Nicoud
Brian D. Nicoud, P. G.
Senior Geological & Petrophysical Advisor

FJM:jf

EXHIBITS

Carm-Ann Unit Tract Participation Factors
PHASE I :

		Phase I	0.100	0.100	0.400	0.400	1.000
		Tract	Surface	OOIP	Rem. PDP	2008
Tract	Lease	Participation	acres	STB	STB	BBL Oil

1	Simmons	0.02241348	160.0	382,609	7,798	2,019
2	Coast	0.00377633	40.0	291,307	0	0
3	Metzger	0.02135709	80.0	585,065	14,037	1,099
4	PKC	0.30056428	240.0	2,400,335	196,467	50,405
5	Akers	0.02301562	40.0	595,115	18,716	1,223
6	Yeager	0.00622381	40.0	816,904	0	0
7	Mabee	0.00342063	40.0	214,920	0	0
8	McConal-Clark	0.06689226	120.0	2,513,933	22,878	12,684
9	Colgan State “A”	0.04480396	53.0	996,058	20,209	8,903
10	Lawrence “C”	0.08011829	80.0	1,336,105	37,368	16,769
11	Lawrence “D”	0.04321040	80.0	708,407	23,393	7,005
12	PKC “A”	0.06706007	80.0	2,397,209	18,074	15,669
13	Lawrence “B”	0.09465220	80.0	2,360,609	37,681	20,841
14	Lawrence “A”	0.03693574	40.0	852,540	20,973	5,896
15	Thompson “B”	0.10439488	160.0	2,607,196	49,410	18,433
16	Elizabeth Crews Mast	0.08116096	320.0	2,416,766	33,167	10,284

	TOTALS	1.00000000	1,653.0	21,475,079	500,171	171,230

William M. Cobb & Associates, Inc.	EXHIBIT 1, page 1

Carm-Ann Unit Tract Participation Factors
PHASE II :

		Phase II	Primary	0.750	0.250	1.000
		Tract	EUR	Sec. STB	Useable
Tract	Lease	Participation	STB	@ S/P = 1.20	Wellbores

1	Simmons	0.01816158	45,891	55,069	1
2	Coast	0.00153624	4,867	5,840	0
3	Metzger	0.01945139	49,977	59,972	1
4	PKC	0.19816719	476,401	571,681	13
5	Akers	0.02621279	71,398	85,677	1
6	Yeager	0.01804206	45,512	54,614	1
7	Mabee	0.01220153	38,656	46,387	0
8	McConal-Clark	0.10569470	241,674	290,009	8
9	Colgan State “A”	0.07077167	189,271	227,125	3
10	Lawrence “C”	0.10285663	255,978	307,173	6
11	Lawrence “D”	0.04768641	116,134	139,361	3
12	PKC “A”	0.09008230	215,507	258,608	6
13	Lawrence “B”	0.08295329	192,921	231,506	6
14	Lawrence “A”	0.02755133	63,991	76,789	2
15	Thompson “B”	0.10254452	220,046	264,056	9
16	Elizabeth Crews Mast	0.07608637	147,871	177,445	8

	TOTALS	1.00000000	2,376,095	2,851,314	68

William M. Cobb & Associates, Inc.	EXHIBIT 1, page 2

Neutron Log Porosity Correlated to Core Porosity
Carm-Ann Field — San Andres Formation

William M. Cobb & Associates, Inc.	EXHIBIT 2

Carm-Ann Petrophysical Summary — Net Pay Cutoffs: Porosity =/> 0.030 & Vcl </= 0.485

Well	API		KB Elevation	San Andres		SS LKO	MD LKO	Gross Interval	Net-to-Gross	Net Pay	Avg Phi	Avg Sw	PhiH	HPT
Name and Number	Number	Section	Feet	MD Top, Feet	SS Top, Feet	Feet	Feet	Feet	Fraction	Feet	Fraction	Fraction	Feet	Feet
Coast-1	42-165-	11	3221.0	4604.0	-1383.0	-1625.0	4846.0	242.0	0.53099	128.5	0.04155	N/A	5.339	N/A
Cone #2	42-165-333980000	12	3233.0	4628.0	-1395.0	-1625.0	4858.0	230.0	0.23043	53.0	0.05389	N/A	2.856	N/A
Yeager-1	42-165-	12	3228.0	4550.0	-1322.0	-1625.0	4853.0	303.0	0.47195	143.0	0.04124	N/A	5.897	N/A
Yeager-2	42-165-	12	3216.0	4538.0	-1322.0	-1625.0	4841.0	303.0	0.51485	156.0	0.04104	N/A	6.402	N/A
Colgan State #A3	42-165-363490000	19	3213.0	4553.0	-1340.0	-1625.0	4838.0	285.0	0.30526	87.0	0.03880	N/A	3.376	N/A
L.B. Russell #3	42-165-	19	3211.0	4557.0	-1346.0	-1625.0	4836.0	279.0	0.55914	156.0	0.05239	N/A	8.173	N/A
McConal-Clark #5	42-165-363220000	19	3217.0	4556.0	-1339.0	-1625.0	4842.0	286.0	0.40909	117.0	0.04359	N/A	5.100	N/A
McConal-Clark #6	42-165-363230000	19	3214.0	4548.0	-1334.0	-1625.0	4839.0	291.0	0.50859	148.0	0.04403	N/A	6.516	N/A
McConal-Clark #8	42-165-363240000	19	3209.0	4546.0	-1337.0	-1625.0	4834.0	288.0	0.47743	137.5	0.04382	0.32440	6.025	4.071
McConal-Clark #9	42-165-364890000	19	3220.0	4537.0	-1317.0	-1625.0	4845.0	308.0	0.45455	140.0	0.04198	N/A	5.877	N/A
Russell #2	42-165-	19	3217.0	4594.0	-1377.0	-1625.0	4842.0	248.0	0.45161	112.0	0.04462	N/A	4.997	N/A
Russell #4	42-165-	19	3217.0	4567.0	-1350.0	-1625.0	4842.0	275.0	0.22182	61.0	0.04272	N/A	2.606	N/A
Russell #5	42-165-342960000	19	3211.5	4570.0	-1358.5	-1625.0	4836.5	266.5	0.19887	53.0	0.04048	N/A	2.145	N/A
Russell #6	42-165-365380000	19	3214.0	4605.0	-1391.0	-1625.0	4839.0	234.0	0.67094	157.0	0.04724	N/A	7.417	N/A
Lawrence #B5	42-165-363450000	20	3198.0	4573.0	-1375.0	-1625.0	4823.0	250.0	0.72800	182.0	0.04802	N/A	8.740	N/A
Lawrence #B6	42-165-364640000	20	3201.0	4570.5	-1369.5	-1625.0	4826.0	255.5	0.52642	134.5	0.04419	N/A	5.944	N/A
Lawrence #C5	42-165-363150000	20	3199.0	4562.5	-1363.5	-1625.0	4824.0	261.5	0.49331	129.0	0.04367	N/A	5.633	N/A
Lawrence #C6	42-165-364630000	20	3199.0	4579.5	-1380.5	-1625.0	4824.0	244.5	0.46217	113.0	0.04415	N/A	4.989	N/A
PKC #15	42-165-364690000	20	3203.0	4582.5	-1379.5	-1625.0	4828.0	245.5	0.64562	158.5	0.04821	N/A	7.641	N/A
PKC #A10	42-165-364670000	20	3202.0	4590.0	-1388.0	-1625.0	4827.0	237.0	0.46835	111.0	0.04526	N/A	5.024	N/A
PKC #A11	42-165-364650000	20	3196.0	4569.5	-1373.5	-1625.0	4821.0	251.5	0.65805	165.5	0.04669	N/A	7.727	N/A
PKC #A13	42-165-364910000	20	3207.0	4580.5	-1373.5	-1625.0	4832.0	251.5	0.57853	145.5	0.04329	N/A	6.299	N/A

William M. Cobb & Associates, Inc.	EXHIBIT 3, page 1

Carm-Ann Petrophysical Summary — Net Pay Cutoffs: Porosity =/> 0.030 & Vcl </= 0.485

Well	API		KB Elevation	San Andres		SS LKO	MD LKO	Gross Interval	Net-to-Gross	Net Pay	Avg Phi	Avg Sw	PhiH	HPT
Name and Number	Number	Section	Feet	MD Top, Feet	SS Top, Feet	Feet	Feet	Feet	Fraction	Feet	Fraction	Fraction	Feet	Feet
PKC #A14	42-165-364980000	20	3212.0	4602.0	-1390.0	-1625.0	4837.0	235.0	0.57447	135.0	0.04527	N/A	6.111	N/A
PKC #A8	42-165-363140000	20	3200.0	4567.0	-1367.0	-1625.0	4825.0	258.0	0.48062	124.0	0.04567	N/A	5.663	N/A
PKC A-4	42-165-	20	3200.5	4560.0	-1359.5	-1625.0	4825.5	265.5	0.66290	176.0	0.03970	N/A	6.987	N/A
Crews Mast #9	42-165-364680000	21	3213.0	4652.0	-1439.0	-1625.0	4838.0	186.0	0.69624	129.5	0.05031	N/A	6.515	N/A
Lawrence #A2	42-165-364880000	21	3195.0	4580.0	-1385.0	-1625.0	4820.0	240.0	0.54375	130.5	0.04623	N/A	6.033	N/A
Thompson #B11	42-165-363190000	21	3198.0	4612.0	-1414.0	-1625.0	4823.0	211.0	0.42891	90.5	0.05134	N/A	4.646	N/A
Thompson #B12	42-165-363170000	21	3193.0	4625.0	-1432.0	-1625.0	4818.0	193.0	0.51554	99.5	0.04811	N/A	4.787	N/A
Thompson #B13	42-165-364900000	21	3196.0	4632.5	-1436.5	-1625.0	4821.0	188.5	0.48541	91.5	0.04891	N/A	4.475	N/A
Thompson B-3	42-165-	21	3200.0	4631.0	-1431.0	-1625.0	4825.0	194.0	0.48454	94.0	0.04144	N/A	3.895	N/A
Thompson B-5	42-165-	21	3199.0	4581.0	-1382.0	-1625.0	4824.0	243.0	0.49383	120.0	0.04294	N/A	5.153	N/A
Thompson B-8	42-165-	21	3195.0	4620.0	-1425.0	-1625.0	4820.0	200.0	0.48500	97.0	0.04150	N/A	4.026	N/A
Winkles-1	42-165-	22	3209.0	4592.0	-1383.0	-1625.0	4834.0	242.0	0.41322	100.0	0.04249	N/A	4.249	N/A
Winkles-2	42-165-	22	3215.0	4636.0	-1421.0	-1625.0	4840.0	204.0	0.50980	104.0	0.03975	N/A	4.134	N/A
Winkles-3	42-165-	22	3217.0	4632.0	-1415.0	-1625.0	4842.0	210.0	0.52381	110.0	0.04218	N/A	4.640	N/A
Metzger #1	42-165-	11	3220.0	4592.0	-1372.0	-1625.0	4845.0	253.0	0.59289	150.0	N/A	N/A	N/A	N/A
Collins #1	42-165-	12	3249.0	4630.0	-1381.0	-1625.0	4874.0	244.0	0.26230	64.0	N/A	N/A	N/A	N/A
Colgan State “A” #2	42-165-	19	3225.0	4566.0	-1341.0	-1625.0	4850.0	284.0	0.24296	69.0	N/A	N/A	N/A	N/A
McConal-Clark-4	42-165-	19	3224.0	4574.0	-1350.0	-1625.0	4849.0	275.0	0.43636	120.0	N/A	N/A	N/A	N/A
Lawrence “C” #1-X	42-165-	20	3209.0	4554.0	-1345.0	-1625.0	4834.0	280.0	0.55357	155.0	N/A	N/A	N/A	N/A
Lawrence “D” #1X	42-165-	20	3209.0	4625.0	-1416.0	-1625.0	4834.0	209.0	0.62201	130.0	N/A	N/A	N/A	N/A
Lawrence “D” #2	42-165-	20	3208.0	4617.0	-1409.0	-1625.0	4833.0	216.0	0.50000	108.0	N/A	N/A	N/A	N/A
Lawrence B-1	42-165-	20	3199.0	4568.0	-1369.0	-1625.0	4824.0	256.0	0.36328	93.0	N/A	N/A	N/A	N/A

William M. Cobb & Associates, Inc.	EXHIBIT 3, page 2

Carm-Ann Petrophysical Summary — Net Pay Cutoffs: Porosity =/> 0.030 & Vcl </= 0.485

Well	API		KB Elevation	San Andres		SS LKO	MD LKO	Gross Interval	Net-to-Gross	Net Pay	Avg Phi	Avg Sw	PhiH	HPT
Name and Number	Number	Section	Feet	MD Top, Feet	SS Top, Feet	Feet	Feet	Feet	Fraction	Feet	Fraction	Fraction	Feet	Feet
Lawrence B-2	42-165-	20	3200.0	4564.0	-1364.0	-1625.0	4825.0	261.0	0.54406	142.0	N/A	N/A	N/A	N/A
Lawrence B-3	42-165-	20	3197.0	4578.0	-1381.0	-1625.0	4822.0	244.0	0.69262	169.0	N/A	N/A	N/A	N/A
Lawrence B-4	42-165-	20	3193.0	4588.0	-1395.0	-1625.0	4818.0	230.0	0.55652	128.0	N/A	N/A	N/A	N/A
Lawrence C-3	42-165-	20	3202.0	4574.0	-1372.0	-1625.0	4827.0	253.0	0.56522	143.0	N/A	N/A	N/A	N/A
Lawrence C-4	42-165-	20	3201.0	4580.0	-1379.0	-1625.0	4826.0	246.0	0.58943	145.0	N/A	N/A	N/A	N/A
PKC “A” #3	42-165-	20	3209.0	4572.0	-1363.0	-1625.0	4834.0	262.0	#VALUE!	NDE	N/A	N/A	N/A	N/A
PKC #5	42-165-	20	3213.5	4574.0	-1360.5	-1625.0	4838.5	264.5	0.46125	122.0	N/A	N/A	N/A	N/A
PKC #9	42-165-	20	3201.0	4600.0	-1399.0	-1625.0	4826.0	226.0	0.65044	147.0	N/A	N/A	N/A	N/A
Eliz Crews Mast-1	42-165-	21	3192.0	4608.0	-1416.0	-1625.0	4817.0	209.0	0.49761	104.0	N/A	N/A	N/A	N/A
Eliz Crews Mast-2	42-165-	21	3193.0	4638.0	-1445.0	-1625.0	4818.0	180.0	0.56667	102.0	N/A	N/A	N/A	N/A
Eliz Crews Mast-3	42-165-	21	3204.0	4680.0	-1476.0	-1625.0	4829.0	149.0	0.59060	88.0	N/A	N/A	N/A	N/A
Eliz Crews Mast-4	42-165-	21	3200.0	4670.0	-1470.0	-1625.0	4825.0	155.0	0.65806	102.0	N/A	N/A	N/A	N/A
Eliz. Crews Mast #5	42-165-360310000	21	3199.0	4648.0	-1449.0	-1625.0	4824.0	176.0	0.63068	111.0	N/A	N/A	N/A	N/A
Eliz. Crews Mast #6	42-165-361090000	21	3198.0	4666.0	-1468.0	-1625.0	4823.0	157.0	0.45860	72.0	N/A	N/A	N/A	N/A
Thompson “B” #6	42-165-360630000	21	3201.0	4646.0	-1445.0	-1625.0	4826.0	180.0	0.67778	122.0	N/A	N/A	N/A	N/A
Thompson “B” #7	42-165-361460000	21	3195.0	4636.0	-1441.0	-1625.0	4820.0	184.0	0.73913	136.0	N/A	N/A	N/A	N/A
Thompson B-9	42-165-	21	3195.0	4618.0	-1423.0	-1625.0	4820.0	202.0	0.63366	128.0	N/A	N/A	N/A	N/A
PKC “A” #7	42-165-359700000		3200.0	4630.0	-1430.0	-1625.0	4825.0	195.0	0.69231	135.0	N/A	N/A	N/A	N/A

Weighted Averages			3206.9	4586.1	-1376.5	-1625.0		248.5	0.4885	121.9	0.04466	0.32440	5.446	4.071

William M. Cobb & Associates, Inc.	EXHIBIT 3, page 3

EXHIBIT 4
San Andres Net Pay Map
Carm-Ann Field
Gaines County, Texas
William M. Cobb & Associates, Inc.

Proposed Carm-Ann Unit	Cum. =	1,875,924 BBL
	Rem. =	500,171 BBL
	Ult. =	2,376,095 BBL

William M. Cobb & Associates, Inc.	EXHIBIT 5, page 1

Tract 1 — Simmons	Cum. =	38,093 BBL
	Rem. =	7,798 BBL
	Ult. =	45,891 BBL

William M. Cobb & Associates, Inc.	EXHIBIT 5, page 2

Tract 2 — Coast	Cum. =	4,867 BBL
	Rem. =	0 BBL
	Ult. =	4,867 BBL

William M. Cobb & Associates, Inc.	EXHIBIT 5, page 3

Tract 3 — Metzger	Cum. =	35,940 BBL
	Rem. =	14,037 BBL
	Ult. =	49,977 BBL

William M. Cobb & Associates, Inc.	EXHIBIT 5, page 4

Tract 4 — PKC	Cum. =	279,934 BBL
	Rem. =	196,467 BBL
	Ult. =	476,401 BBL

William M. Cobb & Associates, Inc.	EXHIBIT 5, page 5

Tract 5 — Akers	Cum. =	52,682 BBL
	Rem. =	18,716 BBL
	Ult. =	71,398 BBL

William M. Cobb & Associates, Inc.	EXHIBIT 5, page 6

Tract 6 — Yeager	Cum. =	45,512 BBL
	Rem. =	0 BBL
	Ult. =	45,512 BBL

William M. Cobb & Associates, Inc.	EXHIBIT 5, page 7

Tract 7 — Mabee	Cum. =	38,656 BBL
	Rem. =	0 BBL
	Ult. =	38,656 BBL

William M. Cobb & Associates, Inc.	EXHIBIT 5, page 8

Tract 8 — McConal-Clark	Cum. =	218,796 BBL
	Rem. =	22,878 BBL
	Ult. =	241,674 BBL

William M. Cobb & Associates, Inc.	EXHIBIT 5, page 9

Tract 9 — Colgan State ‘A’	Cum. =	169,062 BBL
	Rem. =	20,209 BBL
	Ult. =	189,271 BBL

William M. Cobb & Associates, Inc.	EXHIBIT 5, page 10

Tract 10 — Lawrence ‘C’	Cum. =	218,610 BBL
	Rem. =	37,368 BBL
	Ult. =	255,978 BBL

William M. Cobb & Associates, Inc.	EXHIBIT 5, page 11

Tract 11 — Lawrence ‘D’	Cum. =	92,741 BBL
	Rem. =	23,393 BBL
	Ult. =	116,134 BBL

William M. Cobb & Associates, Inc.	EXHIBIT 5, page 12

Tract 12 — PKC ‘A’	Cum. =	197,433 BBL
	Rem. =	18,074 BBL
	Ult. =	215,507 BBL

William M. Cobb & Associates, Inc.	EXHIBIT 5, page 13

Tract 13 — Lawrence ‘B’	Cum. =	155,240 BBL
	Rem. =	37,681 BBL
	Ult. =	192,921 BBL

William M. Cobb & Associates, Inc.	EXHIBIT 5, page 14

Tract 14 — Lawrence ‘A’	Cum. =	43,018 BBL
	Rem. =	20,973 BBL
	Ult. =	63,991 BBL

William M. Cobb & Associates, Inc.	EXHIBIT 5, page 15

Tract 15 — Thompson ‘B’	Cum. =	170,636 BBL
	Rem. =	49,410 BBL
	Ult. =	220,046 BBL

William M. Cobb & Associates, Inc.	EXHIBIT 5, page 16

Tract 16 — Elizabeth Crews Mast	Cum. =	114,704 BBL
	Rem. =	33,167 BBL
	Ult. =	147,871 BBL

William M. Cobb & Associates, Inc.	EXHIBIT 5, page 17

Carm-Ann Tracts

		Area	Volume	OOIP[1]	2008	Tract Oil Recovery from Decline Curve Analysis
Tract	Lease(s)	Acres	Acre-Feet	STB	BBL Oil	BOPM 1/09	De - %/yr	Act. Wells	Rem. STB	Cum. STB	EUR STB	%OOIP

1	Simmons	160.0	1,848.21	382,609	2,019	175	20.0%	1	7,798	38,093	45,891	11.99%
2	Coast	40.0	1,407.17	291,307	0	0	0.0%	0	0	4,867	4,867	1.67%
3	Metzger	80.0	2,826.18	585,065	1,099	90	5.0%	1	14,037	35,940	49,977	8.54%
4	PKC	240.0	11,594.92	2,400,335	50,405	5,100	25.0%	13	196,467	279,934	476,401	19.85%
5	Akers	40.0	2,874.73	595,115	1,223	110	5.0%	1	18,716	52,682	71,398	12.00%
6	Yeager	40.0	3,946.09	816,904	0	0	0.0%	1	0	45,512	45,512	5.57%
7	Mabee	40.0	1,038.18	214,920	0	0	0.0%	0	0	38,656	38,656	17.99%
8	McConal-Clark	120.0	12,143.66	2,513,933	12,684	800	30.0%	4	22,878	218,796	241,674	9.61%
9	Colgan State “A”	53.0	4,811.50	996,058	8,903	620	27.0%	3	20,209	169,062	189,271	19.00%
10	Lawrence “C”	80.0	6,454.11	1,336,105	16,769	1,160	27.0%	6	37,368	218,610	255,978	19.16%
11	Lawrence “D”	80.0	3,421.99	708,407	7,005	525	20.0%	3	23,393	92,741	116,134	16.39%
12	PKC “A”	80.0	11,579.82	2,397,209	15,669	900	38.0%	6	18,074	197,433	215,507	8.99%
13	Lawrence “B”	80.0	11,403.02	2,360,609	20,841	1,300	30.0%	6	37,681	155,240	192,921	8.17%
14	Lawrence “A”	40.0	4,118.23	852,540	5,896	450	20.0%	2	20,973	43,018	63,991	7.51%
15	Thompson “B”	160.0	12,594.17	2,607,196	18,433	1,400	24.0%	9	49,410	170,636	220,046	8.44%
16	Elizabeth Crews Mast	320.0	11,674.29	2,416,766	10,284	755	17.0%	8	33,167	114,704	147,871	6.12%

		1,653.0	103,736.27	21,475,079	171,230	13,385			500,171	1,875,924	2,376,095	11.06%

[1]parameters: porosity =	0.0450
Swc =	0.3240
Boi (RB/STB) =	1.1400

William M. Cobb & Associates, Inc.	EXHIBIT 6

Secondary Recovery Potential for Carm-Ann Tracts

								S/P = 1.20
		Area	Volume	OOIP[1]	Primary Recovery from Performance			Secondary
Tract	Lease(s)	Acres	Acre-Feet	STB	Rem. STB	Cum. STB	EUR STB	STB

1	Simmons	160.0	1,848.21	382,609	7,798	38,093	45,891	55,069
2	Coast	40.0	1,407.17	291,307	0	4,867	4,867	5,840
3	Metzger	80.0	2,826.18	585,065	14,037	35,940	49,977	59,972
4	PKC	240.0	11,594.92	2,400,335	196,467	279,934	476,401	571,681
5	Akers	40.0	2,874.73	595,115	18,716	52,682	71,398	85,677
6	Yeager	40.0	3,946.09	816,904	0	45,512	45,512	54,614
7	Mabee	40.0	1,038.18	214,920	0	38,656	38,656	46,387
8	McConal-Clark	120.0	12,143.66	2,513,933	22,878	218,796	241,674	290,009
9	Colgan State “A”	53.0	4,811.50	996,058	20,209	169,062	189,271	227,125
10	Lawrence “C”	80.0	6,454.11	1,336,105	37,368	218,610	255,978	307,173
11	Lawrence “D”	80.0	3,421.99	708,407	23,393	92,741	116,134	139,361
12	PKC “A”	80.0	11,579.82	2,397,209	18,074	197,433	215,507	258,608
13	Lawrence “B”	80.0	11,403.02	2,360,609	37,681	155,240	192,921	231,506
14	Lawrence “A”	40.0	4,118.23	852,540	20,973	43,018	63,991	76,789
15	Thompson “B”	160.0	12,594.17	2,607,196	49,410	170,636	220,046	264,056
16	Elizabeth Crews Mast	320.0	11,674.29	2,416,766	33,167	114,704	147,871	177,445

		1,653.0	103,736.27	21,475,079	500,171	1,875,924	2,376,095	2,851,314

[1]parameters: porosity =	0.0450
Swc =	0.3240
Boi (RB/STB) =	1.1400

William M. Cobb & Associates, Inc.	EXHIBIT 7

APPENDIX A

Carm-Ann San Andres
Single Pattern Model

William M. Cobb & Associates, Inc.	APPENDIX A, Page 1

Model Description
•	Black oil simulation model (Merlin)

•	Single 40 acre pattern

— Two total wells

— 20 acre spacing

•	20 vertical layers

— Constant net pay of 2.5 feet per layer

— Variable porosity and permeability

William M. Cobb & Associates, Inc.	APPENDIX A, Page 2

Summary of Results
•	Primary recovery = 50.2 MBO or 12.77% OOIP

•	Waterflood recovery = 112.5 MBO or 28.62% OOIP

•	Incremental secondary recovery:

— 62.3 MBO or 15.9% OOIP

— S/P ratio = 1.24

William M. Cobb & Associates, Inc.	APPENDIX A, Page 3

Carm-Ann Pattern Model
Input Data

William M. Cobb & Associates, Inc.	APPENDIX A, Page 4

William M. Cobb & Associates, Inc.	APPENDIX A, Page 5

MERLIN (1157815311): Well Definition: Waterflood_01.MER
Form Edit Options Tools Help
Well #
1
Well Information
Name
Start up
Qo-bbl
Qtot-bbl
FBHP-psia
dP-psia
Rw
Mult
P1
0.000
500
0
50
0
0.25
4
Type: Oil Rate Prod.
New Startup
Chg. Startup
Del. Startup
Del. Workovers
Use History
Move Well
SAVE
Cancel
Completion Data
Horizont. Well
Fractured Well
Lay
WI
Skin
1 .18939 -4
2 .10144 -4
3 .06309 -4
4 .04315 -4
5 .03239 -4
6 .02228 -4
7 .01772 -4
8 .01332 -4
9 .01038 -4
10 .00811 -4
11 .00683 -4
12 .00622 -4
13 .00541 -4
14 .00462 -4
15 .00375 -4
16 .00322 -4
17 .00281 -4
18 .00259 -4
19 .00237 -4
20 .00212 -4
P1
¼ well
¼ well
P2
full well
I5
Producer in primary run,
injector in waterflood run.
P3
¼ well
¼ well
P4
1
2
3
4
5
6
7
8
9

1/4 well 1/4 well full well Producer in primary run, injector in waterflood run. 1/4 well 1/4 well

William M. Cobb & Associates, Inc.	APPENDIX A, Page 6

Model Layer Properties
•	20 model layers

— 50’ total net pay

— 2.5’ per layer

•	One core — McConal Clark 8

•	Layer Perm’s from Dykstra-Parsons graph

— Air perms

— Ky = Kx

— Kz = 0

•	Layer porosity from Por vs Perm plot

William M. Cobb & Associates, Inc.	APPENDIX A, Page 7

MERLIN (1157815311): Grid Data: Waterflood_01.MER
Form Edit Modify Grid All Grids Analyze Calculate Help
Model Area
EXIT
Button Options: DEPTH Entry by
Constant
By Layer
Map Data
Depth
Thickness
Net
Gross
Transmissibility
Porosity
Permeability
Kx
Ky
Kz
Regions
Parameters - Constant by Layer
SAVE
By Layer
Cancel
By Col
By Row

Layer	Depth (ft)	H-net (ft)	H-gross (ft)	Por (frac.)	Kx (md)	Ky (md)
1	4700.	2.5	5.	0.0630	9.338	9.338
2	4705.	2.5	5.	0.0586	5.002	5.002
3	4710.	2.5	5.	0.0552	3.111	3.111
4	4715.	2.5	5.	0.0525	2.128	2.128
5	4720.	2.5	5.	0.0504	1.597	1.597
6	4725.	2.5	5.	0.0477	1.099	1.099
7	4730.	2.5	5.	0.0461	0.874	0.874
8	4735.	2.5	5.	0.0441	0.657	0.657
9	4740.	2.5	5.	0.0423	0.512	0.512
10	4745.	2.5	5.	0.0405	0.4	0.4
11	4750.	2.5	5.	0.0393	0.337	0.337
12	4755.	2.5	5.	0.0387	0.307	0.307
13	4760.	2.5	5.	0.0377	0.267	0.267
14	4765.	2.5	5.	0.0365	0.228	0.228
15	4770.	2.5	5.	0.0350	0.185	0.185
16	4775.	2.5	5.	0.0339	0.159	0.159
17	4780.	2.5	5.	0.0330	0.139	0.139
18	4785.	2.5	5.	0.0324	0.128	0.128
19	4790.	2.5	5.	0.0318	0.117	0.117
20	4795.	2.5	5.	0.0310	0.105	0.105

William M. Cobb & Associates, Inc.	APPENDIX A, Page 8

Core - McConal Clark 8 Well
V-Factor = 0.71
Kmean = 0.5 md
Max. Perm = 10 md; 119 Perm Data
Data
Log Normal Distribution
20-Layer Model
20-Layer Dataset
PERMEABILITY, md
100
10
1
0.1
0.01
2
4
6
8
10
15
20
25
30
35
40
45
50
55
60
65
70
75
80
85
90
92
94
96
98
CUMULATIVE PROBABILITY (PERCENT EQUAL TO OR GREATER THAN)

Core — McConal Clark 8 Well V-Factor = 0.71 Max. Perm = 10 md; 119 Perm Data Kmean = 0.5 md 100 Data Log Normal Distribution 10 20-Layer Model 20-Layer Dataset md PERMEABILITY, 1 0.1 0.01 2 4 6 8 10 15 20 25 30 35 40 45 50 55 60 65 70 75 80 85 90 92 94 96 98 CUMULATIVE PROBABILITY (PERCENT EQUAL TO OR GREATER THAN)

William M. Cobb & Associates, Inc.	APPENDIX A, Page 9

McConal Clark 8 y = 0.7312Ln(x) + 4.7074 R2 = 0.2753 12.0
10.0 8.0 6.0 4.0 2.0
0.0
0.001 0.010 0.100 1.000 10.000 100.000

William M. Cobb & Associates, Inc.	APPENDIX A, Page 10

William M. Cobb & Associates, Inc.	APPENDIX A, Page 11

Model PVT Properties
•	From industry correlations using

— Oil gravity = 28[o]API

— Gas gravity = 0.880

— Rsi = 275 scf/STB from early production

William M. Cobb & Associates, Inc.	APPENDIX A, Page 12

William M. Cobb & Associates, Inc.	APPENDIX A, Page 13

Model Relative Permeability
•	Swc = 0.324 from log analysis

•	Kr curves from correlations

•	Gas/Oil curves

— Tweaked to match general primary oil recovery factor

•	Oil/Water curves

– Sorw estimated to be 35%

William M. Cobb & Associates, Inc.	APPENDIX A, Page 14

William M. Cobb & Associates, Inc.	APPENDIX A, Page 15

William M. Cobb & Associates, Inc.	APPENDIX A, Page 16

Carm-Ann Model
Graphical Output

William M. Cobb & Associates, Inc.	APPENDIX A, Page 17

MERLIN (1157815311): Field Summary: Waterflood_01.MER
Form Plots Compare Help
Carm-Ann 40 acre 5-spot pattern >>> Waterflood on 20 acre spacing
Waterflood_01
Primary_01
Qo (bbl/day) vs. Time (yrs)
1000
100
10
1
0
10
20
30
40
50
60
70
80

William M. Cobb & Associates, Inc.	APPENDIX A, Page 18

MERLIN (1157815311): Field Summary: Waterflood_01.MER
Form Plots Compare Help
Carm-Ann 40 acre 5-spot pattern >>> Waterflood on 20 acre spacing
Waterflood_01
Primary_01
Cum Oil (M bbl) vs. Time (yrs)
150
100
50
0
0
10
20
30
40
50
60
70
80

William M. Cobb & Associates, Inc.	APPENDIX A, Page 19

MERLIN (1157815311): Field Summary: Waterflood_01.MER
Form Plots Compare Help
Carm-Ann 40 acre 5-spot pattern >>> Waterflood on 20 acre spacing
Waterflood_01
Primary_01
Qg (M ft³/day) vs. Time (yrs)
100
10
1
0.1
0
10
20
30
40
50
60
70
80

William M. Cobb & Associates, Inc.	APPENDIX A, Page 20

MERLIN (1157815311): Field Summary: Waterflood_01.MER
Form Plots Compare Help
Carm-Ann 40 acre 5-spot pattern >>> Waterflood on 20 acre spacing
Waterflood_01
Primary_01
GOR (ft³/bbl) vs. Time (yrs)
10000
1000
100
0
10
20
30
40
50
60
70
80

William M. Cobb & Associates, Inc.	APPENDIX A, Page 21

MERLIN (1157815311): Field Summary: Waterflood_01.MER
Form
Plots
Compare
Help
Carm-Ann 40 acre 5-spot pattern >>> Waterflood on 20 acre spacing
Waterflood_01
Primary_01
Qw (bbl/day) vs. Time (yrs)
100
10
1
0.1
0.01
0.001
0
10
20
30
40
50
60
70
80

William M. Cobb & Associates, Inc.	APPENDIX A, Page 22

MERLIN (1157815311): Field Summary: Waterflood_01.MER
Form Plots Compare Help
Carm-Ann 40 acre 5-spot pattern >>> Waterflood on 20 acre spacing
Waterflood_01
Primary_01
WOR (bbl/bbl) vs. Time (yrs)
100
10
1
0.1
0
10
20
30
40
50
60
70
80

William M. Cobb & Associates, Inc.	APPENDIX A, Page 23

MERLIN (1157815311): Field Summary: Waterflood_01.MER
Form Plots Compare Help
Carm-Ann 40 acre 5-spot pattern >>> Waterflood on 20 acre spacing
Waterflood_01
Primary_01
Qw-inj (bbl/day) vs. Time (yrs)
1000
100
10
0
10
20
30
40
50
60
70
80

William M. Cobb & Associates, Inc.	APPENDIX A, Page 24

MERLIN (1157815311): Field Summary: Waterflood_01.MER
Form Plots Compare Help
Carm-Ann 40 acre 5-spot pattern >>> Waterflood on 20 acre spacing
Waterflood_01
Primary_01
Pressure (psi) vs. Time (yrs)
2500
2000
1500
1000
500
0
0
10
20
30
40
50
60
70
80

William M. Cobb & Associates, Inc.	APPENDIX A, Page 25